EXHIBIT 99.1

Foremost Clean Energy Continues Exploration Success Reporting Positive Lithium Drill Results at its Jean Lake Gold-Lithium Property

VANCOUVER, British Columbia, Jan. 14, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company"), is pleased to report positive lithium assay results from its 2025 drill program at the 100%-owned Jean Lake Gold–Lithium Project (“Jean Lake”) located near Snow Lake, Manitoba. JL25-005B (see Figure 1) intersected multiple spodumene-bearing intervals within the B1 Pegmatite. These lithium results combined with structurally controlled gold mineralization reinforce the Jean Lake Property as a multi-commodity exploration play.

HIGHLIGHTS:

JL25-005B

  1.6% Li2O over 5.0 m from 52.0m, including 2.1m of 2.8% Li2O
  1.5% Li2O over 4.8m from 62.6m, including 0.8m of 2.3% Li2O

The release of lithium results from JL25-005B (see Table 1) comes amid a strengthening market backdrop with lithium carbonate prices seeing a strong rally, increasing to over $20,000 USD per ton since the beginning of January, its highest level in two years.1

Jason Barnard, President and CEO of Foremost Clean Energy, commented: “These lithium results are an exciting step forward for Foremost and further demonstrate the potential of the Jean Lake Project. Intersecting 1.64% Li₂O over 5 metres confirms we are working within a fertile spodumene-bearing system and reinforces our confidence in the data-driven exploration strategy we’ve applied across the project.

Recent independent research, such as Morgan Stanley’s December 2025 report, underscores a constructive outlook for core energy transition metals. The report highlights strong uranium price momentum driven by a structural supply deficit—with long-term price accretion as we head into our upcoming 2026 drill season.”

Barnard continues: “Our upcoming drill program at our anchor, the Hatchet Lake Uranium Property, is designed to follow up on our new discovery from last season. The urgency to discover and define new uranium resources has never been greater. A structural supply deficit and the pressing need for procurement for utilities to secure long-term supply have created a market where sustained exploration is not just an opportunity but is viewed as imperative for energy security. This directly aligns with our exploration strategy, which focuses on high-impact discoveries in the world’s premier uranium district, the Athabasca Basin. By actively exploring in this proven jurisdiction, we are executing our plans to fulfill this critical need. We believe this presents a compelling opportunity as we advance our prospective uranium portfolio, rooted in meaningful catalysts to build long-term shareholder value.”

1 https://tradingeconomics.com/commodity/lithium

Table 1 – Lithium Assay Results

Hole ID	From (m)	To (m)	Interval (m)	Li2O1	Notes
	46.6	48.5	1.9	0.44
JL25-005B2	52.0	57.0	5.0	1.64	Incl. 2.80% Li2O over 2.1m
	62.6	67.4	4.8	1.46	Incl. 2.30% Li2O over 0.8m
	73.8	78.4	4.6	0.62	Incl. 1.13% Li2O over 1.0m

1 Uses cut-off grade of 0.4% Li2O and maximum internal dilution of 1.0m
2 JL25-005B was drilled with an azimuth of 212° a dip of -70 ° located at 452829 E, 6076336N (NAD83 Zone 14)

The Company has now completed its historic core re-sampling program (assays pending), the results of which will strengthen its geological model for both lithium and gold at Jean Lake. This follows the December 8, 2025, announcement that confirmed completion of the 2025 drill program and the start of the re-sampling initiative. Gold assay results from the initial four drill holes have defined a near-surface mineralized footprint that extends beyond the original discovery area. Notable results included hole JL25-001: 12.7 g/t Au over 2.1 metres (including 40.0 g/t Au over 0.6 metres) and hole JL25-002: 10.7 g/t Au over 5.6 metres (including 82.0 g/t Au over 0.7 metres) (see news release November 10, 2025). Assay results for the remaining 11 holes are still pending from the completed drill program.

Figure 1. Jean Lake 2025 Drillholes and 2023 Resampled Drillhole Locations

Looking ahead, Foremost plans to integrate the 2025 drill results and the historic re-sampling data into an updated geological and structural model to guide future exploration at Jean Lake. A total of six high-priority 2023 drillholes along the Valkyrie Trend were selected for re-sampling in 2025 (Figure 1). These include hole FM23-08, which previously returned 102 g/t Au over 0.5 m, within 7.50 g/t Au over 7.66 m (see news release June 06, 2023). In addition, one drillhole from the Midas Trend, FM23-25, is being re-sampled (Figure 1). Historical highlights from FM23-25 include 6.86 g/t Au over 0.54 m, within 2.07 g/t Au over 3.49 m (see news release June 06, 2023).

Sampling, Analytical Methods and QA/QC

Drill core samples were collected from pegmatite dykes intersected during the drilling program. All samples consisted of NQ-sized diamond drill core. Sampling intervals were selected based on geological logging, with continuous sampling through pegmatite intervals and adjacent wall rock. Sample lengths typically ranged from 0.5 m to 1.0 m, depending on lithological boundaries and internal zoning within the pegmatite.

All drill core was cut longitudinally using a diamond saw, with one half retained on site for reference and future verification and the remaining half submitted for geochemical analysis. Samples were securely packaged, labelled, and shipped under chain of custody to SGS Canada Inc.’s geochemistry laboratory in Burnaby, British Columbia, for sample preparation and primary analysis.

At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and a 250 g split was pulverized to 85% passing 75 microns using standard industry procedures (method PRP89). Lithium analyses were performed using sodium peroxide fusion followed by ICP-AES determination (method GC_ICP92A50), which is suitable for lithium-bearing silicate matrices such as LCT-type pegmatites and provides a reporting limit of 0.001% Li. This method is designed to ensure complete dissolution of refractory lithium minerals and accurate quantification across a wide concentration range.

All analytical work was carried out at SGS laboratories operating under ISO/IEC 17025-accredited quality management systems. SGS laboratories employ method-specific internal quality control protocols that include the routine insertion of preparation blanks, certified reference materials, duplicates, and pulp replicates. These controls are monitored through SGS’s Laboratory Information Management System, which automatically flags results that fall outside predefined accuracy or precision thresholds and initiates reanalysis when required.

In addition to laboratory QA/QC procedures, Foremost Clean Energy implemented an independent quality assurance program that included the regular insertion of certified lithium reference materials, blank samples, and field duplicates into the sample stream. These control samples were used to independently assess analytical accuracy, precision, and potential contamination during sample preparation and analysis. Results from QA/QC samples were reviewed upon receipt of analytical data and were found to be within acceptable limits for lithium exploration purposes.

All reported sample intervals represent downhole lengths. True widths of mineralized intervals have not yet been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec providing exposure to other critical materials underpinning electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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